March 26, 2012

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Ms. Mellissa Campbell Duru

Re:	Cynosure, Inc.
Schedule TO-I
Filed March 12, 2012
File No. 5-81239 (the “Schedule TO”)

Ladies and Gentlemen:

On behalf of Cynosure, Inc. (the “Company” or “Cynosure”), please find below an acknowledgement of the Company as requested in the letter dated March 16, 2012 from Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Michael R. Davin, the Company’s President and Chief Executive Officer.

In the comment letter, the Staff requested that the Company acknowledge certain matters with respect to the filing. Specifically the Staff provided the following comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By this letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

U.S. Securities and Exchange Commission

March 26, 2012

If you require additional information, please telephone Jason L. Kropp of WilmerHale, counsel to the Company, at (617) 526-6421.

Very truly yours,

/s/ Timothy W. Baker

Timothy W. Baker

Chief Financial Officer and Treasurer